FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   1 June 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Holding(s) in Company




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  1 June 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Holding(s) in Company

Exhibit No. 1


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Franklin Resources Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



Bank of New York, London                             1,086,078
Cede                                                 5,082,830
JP Morgan Chase Nominees Ltd                         15,942,563
Clydesdale Bank PLC                                  1,228,800
Euroclear Bruxelles                                  41,970
HSBC Bank                                            635,190
Mellon Bank NA London                                3,652,127
Northern Trust Company                               2,187,461
Royal Trust Corp of Canada                           1,556,831
State Street Nominees Ltd                            1,567,815
Total                                                32,981,665



5. Number of shares / amount of stock acquired


N/a



6. Percentage of issued class


N/a



7. Number of shares / amount of stock disposed


11,399,988



8. Percentage of issued class


1%



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


2 May 2006



12. Total holding following this notification


32,981,665



13. Total percentage holding of issued class following this notification


2.91%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


3 May 2006



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for loss of business or loss of profits) arising in contract, tort or otherwise
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it, or from any action or decision taken as a result of using this document or
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